SCHEDULE 1

Transactions in the Shares of Common Stock of the Issuer by the Reporting Person During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
01/10/2025	(250,000)	33.12	32.69 – 33.53
01/10/2025	(1,000,000)	33.17	32.69 – 33.53
01/13/2025	(1,250,000)	32.61	32.26 – 32.98
01/14/2025	(1,000,000)	33.03	32.73 – 33.21
01/31/2025	(1,300,000)	30.71	30.51 – 30.94
02/03/2025	(950,000)	30.62	30.48 – 30.84
02/06/2025	62,000	30.96	30.92 – 31.00